*AB 3/20

[redacted]

14049232

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 04 2014
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66614

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PCA Capital Securities,LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

520 Madison Avenue
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MLGW, LLP
(Name – *if individual, state last, first, middle name*)

462 Seventh Avenue	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AB 3/26

OATH OR AFFIRMATION

I, Todd Kesselman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PCA Capital Securities, LLC, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Member

Title

Notary Public

JEREMY KIRKLAND
STATE OF NEW YORK
NOTARY PUBLIC
Qualified in Kings County
01KI6149445
MY COMMISSION EXPIRES 07/10/2014

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PCA CAPITAL SECURITIES, LLC

REPORT ON AUDIT OF STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013

Filed in accordance with rule 17a-5(e)(3) as a PUBLIC DOCUMENT

PCA CAPITAL SECURITIES, LLC

CONTENTS

MLGW LLP

462 Seventh Avenue, New York, NY 10018-7606
Phone (212) 302-6000 • Fax (646) 599-8301

Certified Public Accountants and Business Advisors

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Members
of PCA Capital Securities, LLC

We have audited the accompanying statement of financial condition of PCA Capital Securities, LLC (the "Company") (a Delaware limited liability company) as of December 31, 2013 , that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of PCA Capital Securities, LLC as of December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

MLGW, LLP

New York, NY
February 19, 2014

PCA CAPITAL SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013

ASSETS

Cash and cash equivalents	$ 350,140
Prepaid expenses	5,780
Total Assets	$ 355,920

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES	
Accrued expenses	$ 14,829
MEMBERS' EQUITY	341,091
Total Liabilities and Members' Equity	$ 355,920

The accompanying notes are an integral part of this financial statement.

PCA CAPITAL SECURITIES, LLC

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2013

1. ORGANIZATION AND NATURE OF BUSINESS

PCA Capital Securities, LLC (the "Company") was formed in the State of Delaware on June 30, 2004 and is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates primarily as an agent that assists issuers in executing Equity Private Placements for which it earns fees. The members share profits and losses equally and each member's liability is limited. The Company continues until such time it is terminated.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Use of Estimates

The preparation of financial statements in conformity with accounting principals generally accepted in the United States of America requires management to make estimates and assumptions that effect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

b) Income Taxes

No provision has been made for Federal or NYS income taxes since the Company is treated like a partnership under the Internal Revenue Code and NYS Partnership tax law whereby its income will be taxed directly to its members. However, the Company is liable for NYC Unincorporated Business taxes.

There is no current or deferred provision for New York City Unincorporated Business taxes due to the utilization of a net operating loss carry forward.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

c) Income Taxes (cont'd)

The Company recognizes deferred tax assets or liabilities for the future tax consequences of events that have been recognized differently in their financial statements and tax returns. The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. The Company prepares its tax returns on a cash basis. Accordingly, the Company records deferred tax assets or liabilities for the increase or decrease in future years' tax liabilities related to the temporary differences which arise by utilizing these two accounting methods. Deferred taxes are primarily attributable to accounts receivable and accrued expenses for financial statement purposes.

In accordance with ASC 740, Income Taxes, the Company is required to disclose unrecognized tax benefits resulting from uncertain tax positions. At December 31, 2013, the Company did not have any unrecognized tax benefits or liabilities. The Company operates in the United States and in state and local jurisdictions, and the previous three years remain subject to examination by tax authorities. There are presently no ongoing income tax examinations.

d) Cash Equivalents

The Company considers money market funds and other highly liquid financial instruments with an original maturity of less than three months to be cash equivalents.

3. RELATED PARTY TRANSACTIONS

The members of the Company are also members of Precision Capital Advisors, LLC ("PCA"). As per an agreement that the Company has with PCA, virtually all operating expenses related to the Company (wages, rent, etc.) are paid and expensed by PCA.

4. CONCENTRATION OF CREDIT RISK

The Company maintains cash in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk.

PCA CAPITAL SECURITIES, LLC

NOTES TO THE FINANCIAL STATEMENTS
(cont'd)

DECEMBER 31, 2013

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013, the Company had net capital of $335,311 which was $330,311 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.04 to 1.

6. SUBSEQUENT EVENTS

The Company has evaluated and noted no events or transactions that have occurred after December 31, 2013 that would require recognition or disclosure in the financial statements.